Exhibit 99.2

Brookfield Business Partners L.P.

PROXY	NON-VOTING LIMITED PARTNERSHIP UNITS

PROXY, solicited by management, for the Special Meeting of Unitholders of Brookfield Business Partners L.P. (the “Partnership”) to be held on Tuesday, January 13, 2026 at 10:00 a.m. (Toronto time), via live audio webcast online at https://meetings.lumiconnect.com/400-018-416-449 (the “Meeting”) password “BBU2026” (case sensitive), and at all adjournments thereof.

Capitalized terms used and not otherwise defined herein have the meaning given to them in the joint management information circular of the Partnership and Brookfield Business Corporation dated November 26, 2025 (the “Circular”).

If you wish to appoint a proxyholder other than the Partnership’s nominees below YOU MUST enter the name of your proxyholder below AND call 1-866-751-6315 (toll-free North America) or 416-682-3860 (outside of North America) or visit online at https://www.tsxtrust.com/control-number-request by 5:00 p.m. (Toronto time) on January 9, 2026 and provide TSX Trust Company (“TSX Trust”) with the required information for your chosen proxyholder so that TSX Trust may provide the proxyholder with a control number via email. This control number will allow your proxyholder to log in to and vote at the Meeting. Without a control number your proxyholder will only be able to log in to the Meeting as a guest and will not be able to ask questions or vote.

The undersigned holder of non-voting limited partnership units of the Partnership hereby appoints JASPREET DEHL, Chief Financial Officer, or failing this person, A.J. SILBER, Managing Director and General Counsel, (or in lieu thereof ______________________), as proxy of the undersigned, with full power of substitution, to attend and vote, in respect of all the non-voting limited partnership units of the Partnership registered in the name of the undersigned, at the Meeting, and at any adjournments thereof, on the following matters:

1.	BBU Arrangement Resolution (Mark either (a) or (b))

(a)	☐	FOR the BBU Arrangement Resolution set out in the Circular; or
(b)	☐	AGAINST the BBU Arrangement Resolution set out in the Circular.

2.	BBU LPA Amendment Resolution (Mark either (a) or (b))

(a)	☐	FOR the BBU LPA Amendment Resolution set out in the Circular; or
(b)	☐	AGAINST the BBU LPA Amendment Resolution set out in the Circular.

In addition, the undersigned appoints such person as proxy to vote and act as aforesaid upon any amendments or variations to the matters identified in the Notice of Special Meeting of Unitholders and on all other matters that may properly come before the Meeting. Unless otherwise specified above, the units represented by this proxy will be voted by the persons whose names are printed above FOR the BBU Arrangement Resolution and FOR the BBU LPA Amendment Resolution.

Name of Unitholder:______________________________________________________________________

Number of non-voting limited partnership units:________________________________________________

	Date:	,
Signature

NOTES:

1.	If this proxy is not dated in the space provided, it will be deemed to be dated as of the date on which it was mailed to you by management of the Partnership.

2.	If the unitholder is an individual, please sign exactly as your units are registered.

3.	If the unitholder is a corporation, this proxy must be executed by a duly authorized officer or attorney of the unitholder and, if the corporation has a corporate seal, its corporate seal should be affixed. If units are registered in the name of an executor, administrator or trustee, please sign exactly as the units are registered. If the units are registered in the name of the deceased or other unitholder, the unitholder’s name must be printed in the space provided, the proxy must be signed by the legal representative with his/her name printed below his/her signature and evidence of authority to sign on behalf of the unitholder must be attached to this proxy.

4.

To be valid, this proxy must be signed, dated and deposited with the Corporate Secretary of the Partnership c/o TSX Trust Company via one of the below options, not later than 5:00 p.m. (Toronto time) on Friday, January 9, 2026 or, if the Meeting is adjourned, not less than two business days prior to the time of the adjourned Meeting: by mail, to Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1; by fax at 416-595-9593; by email, with a scanned copy to proxyvote@tmx.com; by telephone, toll-free at 1-888-489-5760 or by Internet, at www.meeting-vote.com and by following the instructions for electronic voting. A unitholder will be prompted to provide the control number printed by the preprinted name and address. The telephone voting service is not available on the day of the Meeting, and registered unitholders may not appoint a person as proxyholder other than the management nominees named in this form of proxy when voting by telephone.

5.	A unitholder has the right to appoint a person (who need not be a unitholder) to represent the unitholder at the Meeting other than the management representatives designated in this proxy. Such right may be exercised by inserting in the space provided the name of the other person the unitholder wishes to appoint and delivering the completed proxy to the Corporate Secretary of the Partnership, as set out above. In addition, YOU MUST call 1-866-751-6315 (toll-free North America) or 416-682-3860 (outside of North America) or visit online at https://www.tsxtrust.com/control-number-request by 5:00 p.m. (Toronto time) on January 9, 2026 and provide TSX Trust with the required information for your chosen proxyholder so that TSX Trust may provide the proxyholder with a control number via email. This control number will allow your proxyholder to log in to and vote at the Meeting. Without a control number your proxyholder will only be able to log in to the Meeting as a guest and will not be able to vote or ask questions.

6.	Reference is made to the Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting.

7.	If a unit is held by two or more persons, any one of them present or represented by proxy at the Meeting may, in the absence of the other or others, vote in respect thereof, but if more than one of them are present or represented by proxy, they shall vote together in respect of each unit so held.

8.	The non-voting limited partnership units represented by this proxy will be voted or withheld from voting in accordance with the instructions of the unitholder on any ballot that may be called for and, if the unitholder specifies a choice with respect to any matter to be acted upon, the units will be voted accordingly.